Exhibit (a)(5)(i)

GIGCAPITAL, INC. ANNOUNCES

CASH TENDER OFFER FOR ITS RIGHTS

PALO ALTO, Calif – October 8, 2019 — GigCapital, Inc., (NYSE: GIG, GIG.U, GIG.RT, and GIG.WS) (“GigCapital” or the “Company”) a Technology, Media and Telecom (TMT) Private-to-Public Equity (PPE)™ corporation, today announced that it has commenced a tender offer to purchase up to 14,873,256 of its outstanding rights (each of the rights representing the right to receive one-tenth of one share of the Company’s common stock) at a purchase price of $0.99 per right, in cash, less applicable withholding taxes and without interest, for an aggregate purchase price of up to $14,724,523.44, in conjunction with the closing of the Company’s business combination with Kaleyra S.p.A. (“Kaleyra”). All rights duly tendered and not properly withdrawn will be purchased by the Company from tendering right holders.

As previously announced, on February 22, 2019, the Company entered into a definitive agreement to acquire Kaleyra, pursuant to which the Company agreed to acquire all of the outstanding ordinary shares of Kaleyra (the “Business Combination”). The purpose of the offer is to provide the right holders who may not wish to retain the shares into which their rights convert following the Business Combination the possibility of receiving cash for their rights in connection with the closing of the Business Combination.

The rights are currently listed on the New York Stock Exchange under the symbol “GIG.RT.” As of October 7, 2019, the last reported closing price of the rights was $0.98 per right.

The tender offer is not conditioned on any financing or on any minimum number of rights being tendered. However, the tender offer is subject to the closing of the Business Combination. If the definitive agreement to acquire Kaleyra is terminated for any reason, or the tender offer would be reasonably likely to impair or delay the closing of the acquisition of Kaleyra, the Company, in its sole discretion, will terminate the tender offer.

All of the Company’s sponsor, founders, directors and executive officers have advised the Company that they do not intend to tender their rights in the tender offer. In addition, the Company has announced that it entered into two agreements with certain right holders, and one non-binding letter of intent with one right holder with whom the Company is in the process of finalizing a formal agreement, that provide that such holders will not deliver their rights in response to the tender offer, and the Company may enter into similar agreements with other right holders. The Company is informed that all right holders who have advised it that they do not intend to tender their rights, and all right holders with whom it either has an agreement or has entered into a non-binding letter of intent, currently hold approximately 11,659,147 rights.

The tender offer will expire at one minute past 11:59 p.m., New York City time, on Wednesday, November 6, 2019, or such later time and date to which the Company may extend the tender offer. The Company intends to extend the tender offer to ensure that the expiration date of the tender offer occurs one minute past 11:59 p.m. on the day before the special meeting of the Company’s stockholders to approve the Business Combination.

MacKenzie Partners, Inc. is acting as the information agent for the tender offer, and the depositary for the tender offer is Continental Stock Transfer & Trust Company. The offer to purchase, form of letter of transmittal, and related documents are being distributed to right holders. For questions and information, please call the information agent toll free at (800) 322-2885.

Additional Information About the Tender Offer and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell any of the Company’s rights. The offer to purchase and the solicitation of offers to sell are only being made solely pursuant to the offer to purchase dated October 8, 2019, the related letter of transmittal and other offer materials included as exhibits to the tender offer statement on Schedule TO that the Company will file today with the Securities and Exchange Commission (the “SEC”). The tender offer statement (including the offer to purchase, related letter of transmittal and other offer materials) contains important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials are being distributed free of charge to all of the Company’s right holders. In addition, these materials (and all other materials filed by the Company with the

SEC) will be available at no charge from the SEC through its website at www.sec.gov. Right holders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to the information agent at MacKenzie Partners, Inc., 1407 Broadway, 27th Floor, New York, NY 10018. The Company’s right holders are urged to read the tender offer documents and the other relevant materials before making any investment decision with respect to the tender offer because they contain important information about the tender offer.

Additional Information About the Business Combination and Where to Find It

Additional information about the Business Combination with Kaleyra and related transactions is described in GigCapital’s preliminary proxy statement relating to the Business Combination and the respective businesses of GigCapital and Kaleyra, which GigCapital has filed with the SEC. The Business Combination and related transactions will be submitted to stockholders of GigCapital for their consideration. GigCapital’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement and any additional definitive materials filed in connection with GigCapital’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination and related transactions, because these documents will contain important information about GigCapital, Kaleyra and the Business Combination and related transactions. The definitive proxy statement will be mailed to stockholders of GigCapital as of a record date to be established for voting on the Business Combination and related transactions.

Stockholders may also currently obtain a copy of the preliminary proxy statement or the definitive proxy statement, once available, as well as other documents filed with the SEC by GigCapital, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital, Inc., 2479 E. Bayshore Rd., Suite 200 Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Kaleyra, GigCapital and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital’s stockholders in respect of the Business Combination and related transactions. Information regarding GigCapital’s directors and executive officers is available in its Form 10-K filed with the SEC on December 6, 2018. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary proxy statement, and will be contained in the definitive proxy statement when it becomes available, related to the Business Combination and related transactions, and which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 regarding the Business Combination, the proposed rights tender offer, Company and Kaleyra. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company and/or Kaleyra expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “believe” and “expect”. Such forward-looking statements include, but are not limited to, statements regarding the closing of the Business Combination, potential capital alternatives or changes to the capital structure of the Company and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the business combination and future business plans of the Company and Kaleyra management teams. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on certain assumptions and analyses made by the management of the Company and/or Kaleyra in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on the Company and Kaleyra as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting the Company or Kaleyra will be those anticipated and actual results may differ materially from those expressed in this press release due to many factors such as, but not limited to, the ability to satisfy closing conditions for the Business Combination, including that the Company stockholders will approve the Business Combination, the ability of the combined company to meet the NYSE’s listing standards, and that the Company will have sufficient capital upon the approval of the Business Combination to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. These statements speak only as of the date they are made and none of the Company and/or Kaleyra undertakes any obligation to update any forward-looking statements contained in this press release to reflect events or circumstances which arise after the date of this press release.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction

About GigCapital, Inc.

GigCapital, Inc. (NYSE: GIG, GIG.U, GIG.RT, and GIG.WS), is a Private-to-Public Equity (PPE)™ company, (also known as a Blank-Check or Special Purpose Acquisition Company (“SPAC”)), sponsored by GigAcquisitions, LLC, and sole-managed by GigFounders, LLC (www.gigfoundersglobal.com). All were founded in 2017 by Dr. Avi Katz. The GigCapital Group companies are led by an affiliated team of technology industry experts, deploying a unique Mentor-Investors™ methodology to partner with exceptional privately-held and non-U.S. public technology companies of dedicated solid entrepreneurs. The GigCapital Group companies offer financial, operational and executive mentoring to U.S. and global private, and non-U.S. public companies, in order to accelerate their path from inception and as a privately-held entity into the growth-stage as a publicly traded company in the U.S. The partnership of the GigCapital Group with these companies continues through an organic and roll-up strategy growth post the transition to a public company. For more information, visit www.gigcapitalglobal.com.

Contacts

GigCapital:

Darrow Associates, Inc.

Jim Fanucchi

+1 (408) 404-5400

ir@gigcapitalglobal.com

Information Agent:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Telephone: (212) 929-5500 (Call Collect)

or Call Toll-Free: (800) 322-2885